EXHIBIT 12.1

The following table displays our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown: (1) (2)

IMPAC MORTGAGE HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)

	For the Six Months Ended June 30, 2005	For the Year Ended December 31,
		2004	2003		2002		2001		2000
Net earnings (loss)	$112,023	$244,187	$147,430		$41,918		$(7,469)		$(78,920)
Add: Fixed charges	440,569	413,584	209,470		127,851		108,224		124,108
Net earnings (loss) plus fixed charges	552,592	657,771	356,900		169,769		100,755		45,188
Fixed charges	440,569	413,584	209,470		127,851		108,224		124,108
Preferred stock dividends	7,248	3,750	—	(3)	—	(3)	1,575		3,150
Total fixed charges and preferred stock dividends	447,817	417,334	209,470		127,851		109,799		127,258
Ratio of earnings to fixed charges	1.25x	1.59x	1.70x		1.33x		—	(4)	—	(4)
Ratio of earnings to combined fixed charges and preferred dividends	1.23x	1.58x	1.70x		1.33x		—	(4)	—	(4)

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.

(2)	Financial information for the years ended December 31, 2003 to 2000 reflects accounting restatements and reclassifications for prior periods. In addition, prior to the consolidation of IFC on July 1, 2003, the method used to calculate the ratio of earnings to fixed charges and preferred stock dividends reflects the consolidated net earnings of IMH less net earnings of IFC plus dividend distributions from IFC to IMH.

(3)	No preferred stock dividends were paid during this period as IMH did not have any preferred stock outstanding.

(4)	Earnings were insufficient to cover fixed charges. The amount of the deficiency for the years ended December 31, 2001 and 2000 were $7.5 million and $78.9 million, respectively.